SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
             _______________________________________

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                     WATKINS-JOHNSON COMPANY
                        (Name of Issuer)

                          Common Stock
                  (Title of Class of Securities)

                   942486-10-1 (CUSIP Number)

                        Warren Persavich
                   Senior Vice President & COO
                     Banner Aerospace, Inc.
                 45025 Aviation Drive, Suite 300
                     Dulles, VA  20166-7556
                    Telephone:  703-478-5790
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        October 13, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D  and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [  ].








                           PAGE 1 OF 14

CUSIP No. 942486-10-1
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Banner Aerospace, Inc. -- IRS EIN 95-2039311
     The Fairchild Corporation -- IRS EIN 34-0728587

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)[  ]                            b)[  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)             [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Each of the Reporting Persons is a Delaware corporation.

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH:

     7.    SOLE VOTING POWER:
           512,000

     8.    SHARED VOTING POWER:     0

     9.    SOLE DISPOSITIVE POWER:

           512,000

    10.    SHARED DISPOSITIVE POWER:  0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON        512,000

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                             [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.06%

14.   TYPE OF REPORTING PERSON:  CO
                           PAGE 2 OF 14

Item 1.   Security and Issuer.

This Schedule 13D is filed with respect to the Common Stock of Watkins-Johnson Company, a California corporation ("Issuer").
The principal executive offices of Issuer are located at 3333
Hillview Avenue, Palo Alto, CA  94304-1223.

Item 2.   Identity and Background.

This statement is filed by Banner Aerospace, Inc., a Delaware corporation ("Banner Aerospace"), and it's parent company, The Fairchild Corporation ("Fairchild"). Banner Aerospace and Fairchild are collectively referred to as the "Reporting Persons."

The principal executive offices of Banner Aerospace are located at 45025 Aviation Drive, Suite 300, Dulles, VA 20166-7556. The principal executive offices of Fairchild are located at 45025 Aviation Drive, Suite 400, Dulles, VA 20166-7516. Banner Aerospace is a publicly held company, traded on the New York Stock Exchange under the symbol BAR. Fairchild is a publicly held company, traded on the New York and Pacific Stock Exchange, under the symbol FA. Fairchild owns approximately 83% of Banner Aerospace's shares.

Banner Aerospace is a distributor of aircraft rotables and engines. Fairchild's principal activities include Fairchild Fasteners, a worldwide manufacturer of advanced aerospace fastening devices, an 83% holding interest in Banner Aerospace, and Fairchild Technologies, a manufacturer of semiconductor equipment and optical disc equipment.

Exhibit A hereto sets forth the name, present principal occupation or employer, citizenship, and stock ownership of Issuer's Common Stock for each executive officer and director of Banner Aerospace and each executive officer and director of Fairchild. The business address of each such person is c/o Banner Aerospace, Inc., 45025 Aviation Drive, Suite 400, Dulles, VA 20166-7516, Attention: General Counsel.

                          PAGE 3 OF 14


During the past five years prior to the date hereof, neither of the Reporting Persons nor (to the knowledge of the Reporting
Persons) any executive officer or director of the Reporting Persons has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Through open market purchases, for the period of June 1, 1998, through October 14, 1998, Banner Aerospace purchased an aggregate of 512,000 shares of Issuer's Common Stock, at an aggregate purchase price of $12,257,391.25 (the "Shares"). The Shares were purchased with working capital funds of Banner Aerospace. Because of its ownership interest in Banner Aerospace, Fairchild is also deemed the beneficial ownership of the Shares.

Jeffrey Steiner may be deemed the beneficial owner of 28.96% of Fairchild's Class A Common Stock (including shares owned by his affiliates), and 86.03% of Banner Aerospace's Common Stock (including shares owned by Fairchild). He is also the Chairman of the Board, CEO and President of Banner Aerospace and Chairman of the Board and CEO of Fairchild. As a result of such stock ownership and executive positions, Mr. Steiner may be deemed to be the beneficial owner of the Shares beneficially owned by the Reporting Persons. Mr. Steiner disclaims such beneficial ownership, except to the extent of his pecuniary interest therein.


                          PAGE 4 OF 14
Item 4.   Purpose of Transaction.

The Reporting Persons have acquired the Shares of Common Stock reported herein because they believe that trading prices of the Common Stock do not adequately reflect the value of the underlying business and assets of the Issuer. From time to time leading up to and subsequent to the Reporting Persons' purchase of Shares of Common Stock, the Reporting Persons have had discussions with the management of the Issuer regarding ways in which the value of the Common Stock might be enhanced, including the sale of part or all of the Issuer's businesses to the Reporting Persons. During discussions to date, the Issuer has informed the Reporting Person that the Issuer is exploring opportunities for the Issuer's Semiconductor Equipment Group, including partnership transactions or a possible sale. The Reporting Persons believe that the Issuer's Semiconductor Equipment Group may offer margin improvement and other synergistic opportunities to the Reporting Persons as well as other manufacturers.

The Reporting Persons continue to monitor and evaluate their involvement in the Issuer in light of pertinent business and market factors. The Reporting Persons may acquire additional shares of Issuer's Common Stock through market transactions or otherwise, maintain their current investment in the Issuer or dispose of some or all of their Shares of Common Stock. The Reporting Persons expect to continue to explore ways to enhance the value of the Common Stock, if possible in cooperation with management of the Issuer.

Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the actions set forth in parts (b)though (j) if Item 4;
however, the Reporting Persons reserve the right, either individually or together with one or more of the other shareholders of the Issuer, to determine in the future to take or cause to be taken one or more of such actions.


                          PAGE 5 OF 14


Item 5.   Interest in Securities of the Issuer.

(a) This statement on Schedule 13D relates to 512,000 shares of Issuer's Common Stock beneficially owned by the Reporting Persons. Issuer's third quarter earnings report dated October 13, 1998 states that there are 7,249,000 shares of Issuer Common Stock outstanding. Based on such number, the 512,000 Shares owned by the Reporting Persons constitute approximately 7.06% of the issued and outstanding shares of Issuer's Common Stock. The Reporting Persons first owned in excess of 5% of the issued and outstanding shares of Issuer's Common Stock as of October 13, 1998.

(b) Banner Aerospace has sole voting and dispositive power with respect to the Shares. Because of Fairchild's 83% ownership interest in Banner Aerospace, it may also be deemed to have voting and dispositive power with respect to the Shares.

(c) Within the past sixty days, Banner Aerospace purchased shares of Issuer's Common Stock on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto.
     All of such purchases were made on the open market.
(d)  Not applicable.
(e)  Not applicable.

Item 7.   Material to be Filed as Exhibits.

Exhibit A:     Officers and Directors of Banner Aerospace, Inc.
               and The Fairchild Corporation.

Exhibit B:     Purchases of Watkins-Johnson Common Stock


                           PAGE 6 OF 14

                            SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 23, 1998         BANNER AEROSPACE, INC.


                         By:  Warren Persavich
                              Senior Vice President and COO


                         THE FAIRCHILD CORPORATION


                         By:  Donald E. Miller
                                                       Executive
                              Vice President, General Counsel and
                              Secretary


                          PAGE 7 OF 14
                            EXHIBIT A


        OFFICERS AND DIRECTORS OF BANNER AEROSPACE, INC.

MICHAEL T. ALCOX
Citizenship:  USA.
Director of Banner Aerospace.  Part-Time Vice President   of  The
Fairchild Corporation. Owner and operator of travel and real estate businesses.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

STEVEN L. GERARD
Citizenship: USA.
Director of Banner Aerospace.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

CHARLES M. HAAR
Citizenship:  USA.
Director of Banner Aerospace.
Professor of law at Harvard University.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

PHILIPPE HERCOT
Citizenship: French.
Director of Banner Aerospace.
Managing partner for Capital Industrie & Associs (a Paris, France based investment and consulting firm).
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

MICHAEL D. HERDMAN
Citizenship: USA.
Director of Banner Aerospace.
Senior Vice President of American National Can for Beverage  Cans
Europe/Asia Pacific.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

WARREN D. PERSAVICH
Citizenship:  USA.
Director,  Senior Vice President and Chief Operating  Officer  of
Banner Aerospace.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

                          PAGE 8 OF 14
DR. ERIC I. STEINER
Citizenship:  USA.
Director   and   Senior  Vice  President  of  Banner   Aerospace.
Director,  President and Chief Operating Officer of The Fairchild
Corporation.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

JEFFREY J. STEINER
Citizenship:  Austria.
Chairman of the Board, CEO and President of Banner Aerospace. Chairman of the Board and CEO of The Fairchild Corporation. Beneficial Ownership of Watkins-Johnson Common Stock: 0.
As a result of his stock ownership in the Reporting Persons and executive positions with the Reporting Persons, Mr. Steiner may be deemed to be the beneficial owner of the Shares beneficially owned by the Reporting Persons. Mr. Steiner disclaims such beneficial ownership, except to the extent of his pecuniary interest therein.

LEONARD TOBOROFF
Citizenship:  USA.
Director of Banner Aerospace
Executive Vice President and Director of Riddell Sports, Inc.,  a
manufacturer  and licenser of sports equipment.   Vice  President
and Vice Chairman of the Board of Allis-Chalmers Corporation, a holding company.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

Eugene W. Juris
Citizenship:  USA.
Vice President and Chief Financial Officer of Banner Aerospace.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

Bradley T. Lough
Citizenship:  USA.
Treasurer and Secretary of Banner Aerospace.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

       OFFICERS AND DIRECTORS OF THE FAIRCHILD CORPORATION

MICHAEL T. ALCOX
Citizenship:  USA.
Director   and  Vice  President  (part-time)  of  The   Fairchild
Corporation.   Owner  and  operator of  travel  and  real  estate
businesses.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

MELVILLE R. BARLOW
Citizenship:  USA.
Director of The Fairchild Corporation.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

MORTIMER M. CAPLIN
Citizenship:  USA.
Director  of  The  Fairchild  Corporation.   Attorney,  Caplin  &
Drysdale.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

COLIN M. COHEN
Citizenship:  South African.  Resident of the USA.
Director,   Senior  Vice  President  (Business  Development   and
Finance)   and   Chief  Financial  Officer   of   The   Fairchild
Corporation.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

PHILIP DAVID
Citizenship:  USA.  Resident of the UK.
Director of The Fairchild Corporation.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

ROBERT E. EDWARDS
Citizenship:  USA.
Director of The Fairchild Corporation. Executive Vice President of Fairchild Fasteners and Chief Executive Officer of Special-T
Fasteners, Inc., a wholly-owned subsidiary of Fairchild.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

HAROLD J. HARRIS
Citizenship:  USA.
Director  of  The  Fairchild Corporation.  President  of  Wm.  H.
Harris, Inc. (retailer).
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

DANIEL LEBARD
Citizenship:  French.
Director of The Fairchild Corporation. Chairman of the Board of Daniel Lebard Management Development SA, a consulting firm in Paris, France, which performs management services. Chief Executive Officer of Groupe Sofrecid SA and Kvaerner-Clecim SA, engineering companies whose headquarters are in Paris.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

JACQUES S. MOSKOVIC
Citizenship:  French.
Director  and Senior Vice President of The Fairchild Corporation.
President and Chief Executive Officer of Fairchild Technologies, a Fairchild subsidiary (manufacturer of semiconductor equipment and optical disc equipment).
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

HERBERT S. RICHEY
Citizenship:  USA.
Director of The Fairchild Corporation.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

MOSHE SANBAR
Citizenship:  Israel.
Director  of The Fairchild Corporation. President of  the  Israel
National  Committee  of the International  Chamber  of  Commerce.
Member of the executive board of the International Chamber of Commerce, at the Paris headquarters.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

ROBERT A. SHARPE II
Citizenship:  USA.
Director  and Senior Vice President (Operations) of The Fairchild
Corporation.   Executive  Vice  President  and  Chief   Financial
Officer of Fairchild Fasteners.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

DR. ERIC I. STEINER
Citizenship:  USA.
Director   and   Senior  Vice  President  of  Banner   Aerospace.
Director,  President and Chief Operating Officer of The Fairchild
Corporation.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

JEFFREY J. STEINER
Citizenship:  Austria.
Chairman of the Board, CEO and President of Banner Aerospace. Chairman of the Board and CEO of The Fairchild Corporation. Beneficial Ownership of Watkins-Johnson Common Stock: 0.
As a result of his stock ownership in the Reporting Persons and executive positions with the Reporting Persons, Mr. Steiner may be deemed to be the beneficial owner of the Shares beneficially owned by the Reporting Persons. Mr. Steiner disclaims such beneficial ownership, except to the extent of his pecuniary interest therein.

ROBERT D. BUSEY
Citizenship:  USA.
Vice President of The Fairchild Corporation.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

JOHN L. FLYNN
Citizenship:  USA.
Senior Vice President (Tax)of The Fairchild Corporation.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.



                          PAGE 12 OF 14
NATALIA HERCOT
Citizenship:  USA. Resident of France.
Vice   President   (Business  Development)   of   The   Fairchild
Corporation.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

HAROLD R. JOHNSON
Citizenship:  USA.
Senior  Vice  President (Business Development) of  The  Fairchild
Corporation.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

ROBERT H. KELLEY
Citizenship:  USA.
Vice President (Employee Benefits) of The Fairchild Corporation.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

JEFFREY P. KENYON
Citizenship:  USA.
Vice President of The Fairchild Corporation.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

DONALD E. MILLER
Citizenship:  USA.
Executive Vice President, General Counsel and Corporate Secretary of The Fairchild Corporation.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

KAREN L. SCHNECKENBURGER
Citizenship:  USA.
Vice President and Treasurer of The Fairchild Corporation.
Beneficial Ownership of Watkins-Johnson Common Stock:  0.

DAVID WYNNE-MORGAN
Citizenship:  USA.
Senior Vice President (Corporate Communications) of The Fairchild
Corporation.     Chairman    of    WMC    Communications,    Ltd.
(communications consultants).
Beneficial Ownership of Watkins-Johnson Common Stock:  0.



                          PAGE 13 OF 14
EXHIBIT B

PURCHASES OF WATKINS-JOHNSON COMMON STOCK


Trade date     No. of Shares  Price Per Share     Total Cost

6/1/98          10,600        25.7675               273,135.50
6/2/98          70,400        25.8266             1,818,194.50
6/3/98          69,000        25.8228             1,781,770.00
6/4/98         150,000        25.5850             3,837,750.00
6/5/98           4,800        25.2831               121,359.00
6/8/98          15,200        25.6894               390,478.50
6/9/98          12,500        25.8300               322,875.00
6/10/98         45,500        25.8293             1,175,234.00
6/11/98         22,000        25.8300               568,260.00
10/13/98        10,200        17.5187               178,691.00
10/14/98       101,800        17.5800             1,789,644.00
               --------       -----------         -------------
TOTAL          512,000        23.9402             12,257,391.25

                          PAGE 14 OF 14